Exhibit 99.3

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion’s ability to fund such expenditures; Vermilion’s additional debt capacity providing it with additional working capital; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion’s 2019 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion’s future project inventory, and the wells expected to be drilled in 2019; exploration and development plans and the timing thereof; Vermilion’s ability to reduce its debt, including its ability to redeem senior unsecured notes prior to maturity; statements regarding Vermilion’s hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion’s hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion’s expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All crude oil and natural gas reserve and resource information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves estimates have been made assuming that development of each property in respect of which the estimate is made will occur, without regard to the likely availability of funding required for such development. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

Vermilion Energy Inc. ■ Page 1 ■ 2018 Audited Annual Financial Statements

Abbreviations

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
LSB	light sour blend crude oil reference price
mbbls	thousand barrels
mcf	thousand cubic feet
mmcf/d	million cubic feet per day
NBP	the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
tCO2e	tonnes of carbon dioxide equivalent
TTF	the price for natural gas in the Netherlands, quoted in megawatt hours of natural gas, at the Title Transfer Facility Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

Vermilion Energy Inc. ■ Page 2 ■ 2018 Audited Annual Financial Statements

Management's Report to Shareholders

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgments and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements. Deloitte LLP, Vermilion’s Independent Registered Public Accounting Firm, have conducted an audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, Management’s Discussion and Analysis and the Report of the Independent Registered Public Accounting Firm before they are presented to the Board of Directors.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management under the supervision and with the participation of the principal executive officer and principle financial officer conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2018. Management has limited the scope of design controls and procedures ("DC&P") and internal controls over financial reporting to exclude the controls, policies, and procedures of Spartan Energy Corp (which was acquired in May of 2018) and Shell E&P Ireland Limited (which was acquired in December of 2018). Total assets and revenues excluded from management's assessment of internal control over financial reporting represents 23% and 14%, respectively, of the related Consolidated Financial Statement amounts as at and for the year ended December 31, 2018.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2018.

(“Anthony Marino”)	(“Lars Glemser”)

Anthony Marino	Lars Glemser
President & Chief Executive Officer	Vice President & Chief Financial Officer
February 27, 2019

Vermilion Energy Inc. ■ Page 3 ■ 2018 Audited Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Vermilion Energy Inc.:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated February 27, 2019, expressed an unqualified opinion on those financial statements.

As described in Management’s Report to Shareholders, management excluded from its assessment the internal control over financial reporting of Spartan Energy Inc. and Shell E&P Ireland Limited, which were acquired in 2018, and whose financial statements constitute 23% and 14% of total assets and revenues, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at Spartan Energy Inc. and Shell E&P Ireland Limited.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada
February 27, 2019

Vermilion Energy Inc. ■ Page 4 ■ 2018 Audited Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Vermilion Energy Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vermilion Energy Inc. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of net earnings and comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada
February 27, 2019

We have served as the Company's auditor since 2000.

Vermilion Energy Inc. ■ Page 5 ■ 2018 Audited Annual Financial Statements

Consolidated Financial Statements

Consolidated Balance Sheet

thousands of Canadian dollars

	Note	December 31, 2018	December 31, 2017
Assets
Current
Cash and cash equivalents	19	26,809	46,561
Accounts receivable		260,322	165,760
Crude oil inventory		27,751	17,105
Derivative instruments	9	95,667	17,988
Prepaid expenses		19,328	14,432
Total current assets		429,877	261,846

Derivative instruments	9	1,215	2,552
Deferred taxes	11	219,411	80,324
Exploration and evaluation assets	7	303,295	292,278
Capital assets	6	5,316,873	3,337,965
Total assets		6,270,671	3,974,965

Liabilities
Current
Accounts payable and accrued liabilities		449,651	219,084
Dividends payable	13	35,122	26,256
Derivative instruments	9	41,016	78,905
Income taxes payable		37,410	39,061
Total current liabilities		563,199	363,306

Derivative instruments	9	17,527	12,348
Long-term debt	12	1,796,207	1,270,330
Lease obligations	10	108,189	15,807
Asset retirement obligations	8	650,164	517,180
Deferred taxes	11	318,134	253,108
Total liabilities		3,453,420	2,432,079

Shareholders' equity
Shareholders’ capital	13	4,008,828	2,650,706
Contributed surplus		78,478	84,354
Accumulated other comprehensive income		118,182	71,829
Deficit		(1,388,237)	(1,264,003)
Total shareholders' equity		2,817,251	1,542,886
Total liabilities and shareholders' equity		6,270,671	3,974,965

Approved by the Board

(Signed “Catherine L. Williams”)	(Signed “Anthony Marino”)

Catherine L. Williams, Director	Anthony Marino, Director

Vermilion Energy Inc. ■ Page 6 ■ 2018 Audited Annual Financial Statements

Consolidated Statements of Net Earnings and Comprehensive Income

thousands of Canadian dollars, except share and per share amounts

		Year Ended
	Note	Dec 31, 2018	Dec 31, 2017
Revenue
Petroleum and natural gas sales		1,678,117	1,098,838
Royalties		(152,167)	(74,476)
Petroleum and natural gas revenue		1,525,950	1,024,362

Expenses
Operating	19	357,014	242,267
Transportation		51,887	43,448
Equity based compensation	15	60,746	61,579
Loss (gain) on derivative instruments	9	1,932	(3,659)
Interest expense		72,759	57,313
General and administration	19	51,929	54,373
Foreign exchange loss (gain)		63,000	(74,058)
Other income		(82)	(37)
Accretion	8	31,219	26,971
Depletion and depreciation	6, 7	609,056	491,683
Gain on business combinations	5	(128,208)	—
		1,171,252	899,880
Earnings before income taxes		354,698	124,482

Taxes	11
Deferred		39,471	30,117
Current		43,577	32,107
		83,048	62,224

Net earnings		271,650	62,258

Other comprehensive income
Currency translation adjustments		46,353	41,490
Comprehensive income		318,003	103,748

Net earnings per share	16
Basic		1.93	0.52
Diluted		1.91	0.51

Weighted average shares outstanding ('000s)	16
Basic		140,619	120,582
Diluted		142,335	122,408

Vermilion Energy Inc. ■ Page 7 ■ 2018 Audited Annual Financial Statements

Consolidated Statements of Cash Flows

thousands of Canadian dollars

		Year Ended
	Note	Dec 31, 2018	Dec 31, 2017
Operating
Net earnings		271,650	62,258
Adjustments:
Accretion	8	31,219	26,971
Depletion and depreciation	6, 7	609,056	491,683
Gain on business combinations	5	(128,208)	—
Unrealized (gain) loss on derivative instruments	9	(109,326)	1,062
Equity based compensation	15	60,746	61,579
Unrealized foreign exchange loss (gain)		63,243	(71,742)
Unrealized other expense		801	637
Deferred taxes	11	39,471	30,117
Asset retirement obligations settled	8	(15,765)	(9,334)
Changes in non-cash operating working capital	19	(6,876)	665
Cash flows from operating activities		816,011	593,896

Investing
Drilling and development	6	(503,842)	(290,593)
Exploration and evaluation	7	(14,372)	(29,856)
Acquisitions	5	(276,308)	(27,637)
Changes in non-cash investing working capital	19	55,491	407
Cash flows used in investing activities		(739,031)	(347,679)

Financing
Borrowings (repayments) on the revolving credit facility	12	251,155	(450,646)
Issuance of senior unsecured notes	12	—	391,906
Payments on lease obligations	10	(18,884)	(4,874)
Cash dividends	13	(330,194)	(200,074)
Cash flows used in financing activities		(97,923)	(263,688)
Foreign exchange gain on cash held in foreign currencies		1,191	1,257

Net change in cash and cash equivalents		(19,752)	(16,214)
Cash and cash equivalents, beginning of year		46,561	62,775
Cash and cash equivalents, end of year	19	26,809	46,561

Supplementary information for cash flows from operating activities
Interest paid		70,049	49,721
Income taxes paid		45,228	29,265

Vermilion Energy Inc. ■ Page 8 ■ 2018 Audited Annual Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

thousands of Canadian dollars

	Year Ended
	Dec 31, 2018	Dec 31, 2017
Shareholders' capital
Balance, beginning of year	2,650,706	2,452,722
Shares issued for acquisition	1,234,676	—
Shares issued for the Dividend Reinvestment Plan	49,051	110,493
Vesting of equity based awards	54,057	69,743
Equity based compensation	12,565	9,270
Share-settled dividends on vested equity based awards	7,773	8,478
Balance, end of year	4,008,828	2,650,706
Contributed surplus
Balance, beginning of year	84,354	101,788
Equity based compensation	48,181	52,309
Vesting of equity based awards	(54,057)	(69,743)
Balance, end of year	78,478	84,354
Accumulated other comprehensive income
Balance, beginning of year	71,829	30,339
Currency translation adjustments	46,353	41,490
Balance, end of year	118,182	71,829
Deficit
Balance, beginning of year	(1,264,003)	(1,006,386)
Net earnings	271,650	62,258
Dividends declared	(388,111)	(311,397)
Share-settled dividends on vested equity based awards	(7,773)	(8,478)
Balance, end of year	(1,388,237)	(1,264,003)

Total shareholders' equity	2,817,251	1,542,886

Please refer to Note 13 (Shareholders' capital) and Note 15 (Equity based compensation) for additional information.

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of unvested equity based awards that will be settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments resulting from translating the financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

Vermilion Energy Inc. ■ Page 9 ■ 2018 Audited Annual Financial Statements

Notes to the Consolidated Financial Statements for the year ended December 31, 2018 and 2017 tabular amounts in thousands of Canadian dollars, except share and per share amounts

1. Basis of presentation

Vermilion Energy Inc. and its subsidiaries (the “Company” or “Vermilion”) are engaged in the business of petroleum and natural gas exploration, development, acquisition, and production.

Vermilion was incorporated in Canada and the Company’s registered office and principal place of business is located at 3500, 520, 3rd Avenue SW, Calgary, Alberta, Canada.

These consolidated financial statements were approved and authorized for issuance by Vermilion’s Board of Directors on February 27, 2019.

2. Significant accounting policies

Accounting framework

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Principles of consolidation

The consolidated financial statements include the accounts of Vermilion Energy Inc. and its subsidiaries.  Vermilion’s subsidiaries include entities in each of the jurisdictions that Vermilion operates as described in Note 4 including: Canada, France, Netherlands, Germany, Ireland (through an Irish Branch of a Cayman Islands incorporated company), Australia, the United States, Hungary, Slovakia, and Croatia.  Vermilion Energy Inc. directly or indirectly through holding companies owns all of the voting securities of each material subsidiary. Transactions between Vermilion Energy Inc. and its subsidiaries have been eliminated.

Vermilion accounts for joint operations by recognizing the Company’s share of assets, liabilities, income, and expenses.

Exploration and evaluation assets

Vermilion classifies costs as exploration and evaluation (“E&E”) assets when they relate to exploring and evaluating an area for which the Company has the license or right to explore and extract resources. E&E costs may include: geological and geophysical costs; land and license acquisition costs; and costs for the drilling, completion, and testing of exploration wells.

E&E costs are reclassified to capital assets if the technical feasibility and commercial viability of the area can be determined. E&E assets are assessed for impairment prior to any reclassification. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proved and probable reserves are identified.

Costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred. If reserves are not found within the license area or the area is abandoned, the related E&E costs are depreciated over a period not greater than five years. If an exploration license expires prior to the commencement of exploration activities, the cost of the exploration license is written off through depreciation in the year of expiration.

Capital assets

Vermilion recognizes capital assets at cost less accumulated depletion, depreciation and impairment losses. Costs include directly attributable costs incurred for the drilling, completion, and tie-in of wells and the construction of production and processing facilities.

When components of capital assets are replaced, disposed of, or no longer in use, they are derecognized. Gains and losses on disposal of capital assets are determined by comparing the proceeds of disposal compared to the carrying amount.

Depletion and depreciation

Capital assets are grouped into depletion units, which are groups of assets within a specific production area that have similar economic lives. Depletion units represent the lowest level of disaggregation for which costs are accumulated for the purposes of calculating depletion and depreciation.

The net carrying value of each depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proved and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production.

For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

Vermilion Energy Inc. ■ Page 10 ■ 2018 Audited Annual Financial Statements

Impairment of capital assets and exploration and evaluation assets

Depletion units are aggregated into cash generating units (“CGUs”) for impairment testing. CGUs are the lowest level for which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets. CGUs are reviewed for indicators of potential impairment at each reporting date.

E&E assets are tested for impairment when reclassified to capital assets or when indicators of potential impairment are identified. E&E assets are reviewed for indicators of potential impairment at each reporting date. If indicators of potential impairment are identified, E&E assets are tested for impairment as part of the CGU attributable to the jurisdiction in which the exploration area resides.

If an indicator of potential impairment exists, the CGU’s carrying value is compared to its recoverable amount. A CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value-in-use. If the carrying amount of a CGU exceeds its recoverable amount, an impairment loss is recognized to reduce the carrying value of the CGU to its recoverable amount.

If an impairment loss has been recognized in a prior period, an assessment is performed at each reporting date to determine if there are indicators that the circumstances which led to the impairment loss have reversed. If the change in circumstances results in the recoverable amount being higher than the carrying value after the impairment loss, then the impairment loss (net of depletion that would otherwise have been recorded) is reversed.

Lease obligations and right-of-use assets

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the lease commencement date, a lease obligation is recognized at the present value of future lease payments, typically using the applicable incremental borrowing rate. A corresponding right-of-use asset is recognized at the amount of the lease obligation, adjusted for lease incentives received and initial direct costs. Vermilion does not recognize leases for short-term leases with a lease term of 12 months or less, or leases for low-value assets.

Payments are applied against the lease obligation and interest expense is recognized on the lease obligations using the effective interest rate method. Depreciation is recognized on the right-of-use asset over the lease term.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit with financial institutions and guaranteed investment certificates.

Crude oil inventory

Crude oil inventory is valued at the lower of cost or net realizable value. The cost of crude oil inventory produced includes related operating expense, royalties, and depletion determined on a weighted-average basis.

Asset retirement obligations

Vermilion recognizes a provision for asset retirement obligations when an event occurs giving rise to an obligation of uncertain timing or amount. Asset retirement obligations are recognized on the consolidated balance sheet as a long-term liability with a corresponding increase to E&E or capital assets.

Asset retirement obligations reflect the present value of estimated future settlement costs. The discount rate used to calculate the present value is specific to the jurisdiction the obligation relates to and is reflective of current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates.

Asset retirement obligations are remeasured at each reporting period to reflect changes in market rates and estimated future settlement costs. Asset retirement obligations are increased each reporting period to reflect the passage of time with a corresponding charge to accretion expense.

Revenue recognition

Revenue associated with the sale of crude oil and condensate, natural gas, and natural gas liquids is measured based on the consideration specified in contracts with customers.

Revenue from contracts with customers is recognized when or as Vermilion satisfies a performance obligation by transferring control of crude oil and condensate, natural gas, or natural gas liquids to a customer at contractually specified transfer points.  This transfer coincides with title passing to the customer and the customer taking physical possession of the commodity.  Vermilion principally satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.

Vermilion invoices customers for delivered products monthly and payment occurs shortly thereafter. Vermilion does not have any contracts where the period between the transfer of control of the commodity to the customer and payment by the customer exceeds one year. As a result, Vermilion does not adjust its revenue transactions to reflect significant financing components.

Vermilion Energy Inc. ■ Page 11 ■ 2018 Audited Annual Financial Statements

Financial instruments

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

•	Fair value through profit or loss: Financial instruments under this classification include cash and cash equivalents and derivative assets and liabilities.
•	Amortized cost: Financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, dividends payable, lease obligations, and long-term debt.

Accounts receivable are measured net of a loss allowance equal to the lifetime expected credit loss.

Equity based compensation

Equity based compensation expense results from equity-settled awards issued under Vermilion’s long-term share-based compensation plans as well as the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans.

Vermilion's long-term share-based compensation plans consist of the Vermilion Incentive Plan (“VIP”) and a security-based compensation arrangement ("Five-Year Compensation Arrangement"). Equity-settled awards issued under the VIP vest over a period of one to three years while awards issued under the Five-Year Compensation Arrangement vest in the fifth year following the grant date. Awards under both plans are adjusted upon vesting by a performance factor determined by the Company’s Board of Directors. Equity based compensation expense for both plans is recognized over the vesting period with a corresponding adjustment to contributed surplus. The expense recognized is based on the grant date fair value of the awards, an estimate of the performance factor that will be achieved, and an estimate of forfeiture rates based on historical vesting data. Dividends notionally accrue to the awards and are excluded in the determination of grant date fair values. Upon vesting, the amount recognized in contributed surplus is reclassified to shareholders’ capital.

The grant date fair value of the equity-settled awards issued under the VIP and the Five-Year Compensation Arrangement and the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans are determined as the closing price of Vermilion’s common shares on the Toronto Stock Exchange on the grant date.

Per share amounts

Basic net earnings per share is calculated by dividing net earnings by the weighted-average number of shares outstanding during the period.

Diluted net earnings per share is calculated by dividing net earnings by the diluted weighted-average number of shares outstanding during the period. The diluted weighted-average number of shares outstanding is the sum of the basic weighted-average number of shares outstanding and (to the extent inclusion reduces diluted net earnings per share) the number of shares issuable for equity-settled awards determined using the treasury stock method. The treasury stock method assumes that the unrecognized equity based compensation expense are deemed proceeds used to repurchase Vermilion common shares at the average market price during the period.

Foreign currency translation

Vermilion Energy Inc.’s functional and presentation currency is the Canadian dollar. Vermilion has subsidiaries that transact and operate in countries other than Canada and have functional currencies other than the Canadian dollar.

Foreign currency translation includes the translation of foreign currency transactions and the translation of foreign operations.

Foreign currency transaction translation occur when translating transactions and balances in foreign currencies to the applicable functional currency of Vermilion Energy Inc. and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Foreign currency transaction translation occurs as follows:

•	Income and expenses are translated at the prevailing rates on the date of the transaction
•	Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
•	Monetary items, including intercompany loans that are not deemed to represent net investments in a foreign subsidiary, are translated at the prevailing rates at the balance sheet date

Foreign operation translation occurs when translating the financial statements of non-Canadian functional currency subsidiaries to the Canadian dollar and when translating intercompany loans that are deemed to represent net investments in a foreign subsidiary. Gains and losses from foreign operation translations are recorded as currency translation adjustments. Foreign operation translations occur as follows:

•	Income and expenses are translated at the average exchange rates for the period
•	Assets and liabilities are translated at the prevailing rates on the balance sheet date.

Vermilion Energy Inc. ■ Page 12 ■ 2018 Audited Annual Financial Statements

Income taxes

Deferred tax assets and liabilities are calculated using the balance sheet method. Deferred tax assets and liabilities are recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion’s consolidated balance sheet and the respective tax basis. This calculation uses enacted or substantively enacted tax rates that are expected to be in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized in the period the related legislation is substantively enacted.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

Business combinations

Acquisitions of corporations or groups of assets are accounted for as business combinations using the acquisition method if the acquired assets constitute a business. Under the acquisition method, assets acquired and liabilities assumed in a business combination (with the exception of deferred tax assets and liabilities) are measured at their fair value. Deferred tax assets or liabilities arising from the assets acquired and liabilities assumed are measured in accordance with the policies described in "Income taxes" above.

If applicable, the excess or deficiency of net assets acquired compared to consideration paid is recognized as a gain on business combination or as goodwill on the consolidated balance sheet. Acquisition-related costs incurred to effect a business combination are expensed in the period incurred.

Segmented information

Vermilion has a decentralized business unit structure designed to manage assets in each country the Company operates in. Each of Vermilion's operating segments derives its revenues solely from the production and sale of petroleum and natural gas.

Vermilion’s Corporate segment aggregates costs incurred at the Company’s Corporate head office located in Calgary, Alberta, Canada as well as costs incurred relating to Vermilion’s exploration and production activities in Hungary, Slovakia, and Croatia (Central and Eastern Europe). These operating segments have similar economic characteristics as they do not currently generate material revenue.

Vermilion’s chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the profitability of each operating segment and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

Vermilion Energy Inc. ■ Page 13 ■ 2018 Audited Annual Financial Statements

Management judgments and estimation uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income, and expenses. Actual results could differ significantly from these estimates. Key areas where management has made judgments, estimates, and assumptions are described below.

The measurement of the fair value of capital assets acquired in a business combination and the determination of the recoverable amount of cash generating units:

•	Calculating the fair value of capital assets acquired in a business combination and the recoverable amount of cash generating units (in the assessment of impairments or reversals of previous impairments if indicators of impairment or impairment reversal are identified) are based on estimated future commodity prices and estimated reserves and resources. Reserve and resource estimates are based on: engineering data, estimated future commodity prices, expected future rates of production, and assumptions regarding the timing and amount of future expenditures. Changes in these estimates and assumptions can directly impact the calculated fair value of capital assets acquired (and thus the resulting goodwill or gain on business combination) and the recoverable amount of a CGU (and thus the resulting impairment loss or recovery).
•	In addition, the recoverable amount of a CGU is impacted by the composition of CGUs, which are subject to management’s judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. The factors used by Vermilion to determine CGUs vary by jurisdiction due to their unique operating and geographic conditions. In general, Vermilion will assess the following factors: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production. Changes in these judgments can directly impact the calculated recoverable amount of a CGU (and thus the resulting impairment loss or recovery).

The measurement of the carrying value of asset retirement obligations on the balance sheet, including the fair value and subsequent carrying value of asset retirement obligations assumed in a business combination:

•	Asset retirement obligations are based on judgments regarding regulatory requirements, estimates of future costs, assumptions on the expected timing of expenditures, and estimates of the underlying risk inherent to the obligation. The carrying balance of asset retirement obligations and accretion expense may differ due to changes in: laws and regulations, technology, the expected timing of expenditures, and market conditions affecting the discount rate applied.

The recognition and measurement of deferred tax assets and liabilities:

•	Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation. Changes in laws and interpretations can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome.
•	The extent to which deferred tax assets are recognized are based on estimates of future profitability. These estimates are based on estimated future commodity prices and estimates of reserves. Judgments, estimates, and assumptions inherent in reserve estimates are described above.

The measurement of lease obligations and corresponding right-of-use assets:

•	The measurement of lease obligations are subject to management's judgments of the applicable incremental borrowing rate and the expected lease term. The carrying balance of the right-of-use assets, lease obligations, and the resulting interest and depletion and depreciation expense, may differ due to changes in the market conditions and expected lease terms. Applicable incremental borrowing rates are based on judgments of the economic environment, term, currency, and the underlying risk inherent to the asset. Lease terms are based on assumptions regarding cancellation and extension terms that allow for operational flexibility based on future market conditions.

3. Changes in accounting pronouncements

IFRS 9 "Financial instruments"

On January 1, 2018, Vermilion adopted IFRS 9 "Financial instruments" as issued by the IASB. IFRS 9 includes a new classification and measurement approach for financial assets and a forward-looking 'expected credit loss' model. The adoption of IFRS 9 did not have a material impact on Vermilion's consolidated financial statements.

Vermilion Energy Inc. ■ Page 14 ■ 2018 Audited Annual Financial Statements

IFRS 15 "Revenue from contracts with customers"

On January 1, 2018, Vermilion adopted IFRS 15 "Revenue from contracts with customers". IFRS 15 establishes a comprehensive framework for determining whether, how much, and when revenue from contracts with customers is recognized.

Vermilion adopted IFRS 15 using the modified retrospective approach. Under this transitional provision, the cumulative effect of initially applying IFRS 15 is recognized on the date of initial application as an adjustment to retained earnings. No adjustment to retained earnings was required upon adoption of IFRS 15.

IFRS 15 requires additional disclosure relating to the disaggregation of revenue - this additional disclosure is included in Note 4 (Segmented Information).

IFRS 16 "Leases"

Vermilion has elected to early adopt IFRS 16 effective January 1, 2018. IFRS 16 introduces a single lease accounting model for lessees which requires a right-of-use asset and lease liability to be recognized on the balance sheet for contracts that are, or contain, a lease.

Vermilion adopted IFRS 16 using the modified retrospective approach, whereby the cumulative effect of initially applying the standard was recognized as a $97.1 million increase to right-of-use assets (included in "Capital assets") with a corresponding increase to lease obligations (the non-current portion of $86.1 million recorded in "lease obligations" and the current $11.0 million portion recorded in "Accounts payable and accrued liabilities"). The right-of-use assets recognized were measured at amounts equal to the lease obligations. The weighted average incremental borrowing rate used to determine the lease obligation at adoption was approximately 5.4%. The right-of-use assets and lease obligations recognized largely relate to the Company's head office lease in Calgary and long-term leases for oil storage facilities in France.

The adoption of IFRS 16 included the following elections:

•	Vermilion elected to retain the classification of contracts previously identified as leases under IAS 17 and IFRIC 4.
•	Vermilion elected to use hindsight in determining lease term.
•	Vermilion elected to not apply lease accounting to certain leases for which the lease term ends within 12 months of the date of initial application.

As at December 31, 2017, Vermilion disclosed operating lease commitments of $40.2 million, which would have resulted in a lease obligation of $34.3 million when discounted at the weighted average incremental borrowing rate at adoption of IFRS 16 of 5.4%.  The total current and non-current lease liability recognized on January 1, 2018 of $97.1 million represented an increase of $62.8 million compared to the disclosed operating lease commitments due the application of IFRS 16 in determining lease terms.

Vermilion Energy Inc. ■ Page 15 ■ 2018 Audited Annual Financial Statements

4. Segmented information

Vermilion has three major customers within the France, Netherlands, and Ireland operating segments that each comprise in excess of 10% of Vermilion's consolidated revenues. Substantially all sales in the France, Netherlands, and Ireland operating segments for the years ended December 31, 2018 and 2017 were to one customer in each respective segment.

	Year Ended December 31, 2018
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	USA	Corporate	Total
Total assets	3,060,291	918,398	277,348	284,063	709,585	263,739	407,323	349,924	6,270,671
Drilling and development	277,857	79,451	17,963	10,863	224	75,638	40,837	1,009	503,842
Exploration and evaluation	—	307	(480)	4,943	—	—	—	9,602	14,372

Crude oil and condensate sales	541,844	360,471	2,462	32,704	—	150,733	31,142	—	1,119,356
NGL sales	56,554	—	—	—	—	—	4,622	—	61,176
Natural gas sales	72,774	131	163,454	49,745	205,150	—	2,701	3,630	497,585
Royalties	(84,696)	(46,781)	(3,181)	(6,626)	—	—	(10,070)	(813)	(152,167)
Revenue from external customers	586,476	313,821	162,735	75,823	205,150	150,733	28,395	2,817	1,525,950
Transportation	(29,912)	(10,426)	—	(6,420)	(5,129)	—	—	—	(51,887)
Operating	(177,499)	(54,690)	(26,681)	(23,048)	(15,366)	(53,199)	(6,421)	(110)	(357,014)
General and administration	(6,057)	(14,170)	(1,947)	(7,401)	(8,386)	(4,918)	(6,306)	(2,744)	(51,929)
PRRT	—	—	—	—	—	(4,824)	—	—	(4,824)
Corporate income taxes	—	(15,084)	(16,561)	—	—	(6,595)	—	(513)	(38,753)
Interest expense	—	—	—	—	—	—	—	(72,759)	(72,759)
Realized loss on derivative instruments	—	—	—	—	—	—	—	(111,258)	(111,258)
Realized foreign exchange gain	—	—	—	—	—	—	—	243	243
Realized other income	—	—	—	—	—	—	—	883	883
Fund flows from operations	373,008	219,451	117,546	38,954	176,269	81,197	15,668	(183,441)	838,652

	Year Ended December 31, 2017
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	USA	Corporate	Total
Total assets	1,542,193	831,783	203,929	295,026	667,068	236,677	73,867	124,422	3,974,965
Drilling and development	148,667	71,087	15,107	6,165	551	29,942	19,074	—	290,593
Exploration and evaluation	—	2,294	16,468	3,366	—	—	—	7,728	29,856

Crude oil and condensate sales	209,560	268,102	1,864	23,554	—	154,391	14,605	—	672,076
NGL sales	37,809	—	—	—	—	—	456	—	38,265
Natural gas sales	83,534	1	106,196	45,142	153,330	—	294	—	388,497
Royalties	(33,258)	(28,565)	(1,722)	(6,655)	—	—	(4,276)	—	(74,476)
Revenue from external customers	297,645	239,538	106,338	62,041	153,330	154,391	11,079	—	1,024,362
Transportation	(17,368)	(14,627)	—	(6,207)	(5,205)	—	(41)	—	(43,448)
Operating	(80,444)	(51,002)	(21,212)	(20,176)	(17,596)	(50,139)	(1,698)	—	(242,267)
General and administration	(9,604)	(13,585)	(2,212)	(7,767)	(2,320)	(8,194)	(4,341)	(6,350)	(54,373)
PRRT	—	—	—	—	—	(19,819)	—	—	(19,819)
Corporate income taxes	—	(10,556)	3,331	—	—	(4,536)	—	(527)	(12,288)
Interest expense	—	—	—	—	—	—	—	(57,313)	(57,313)
Realized gain on derivative instruments	—	—	—	—	—	—	—	4,721	4,721
Realized foreign exchange gain	—	—	—	—	—	—	—	2,316	2,316
Realized other income	—	—	—	—	—	—	—	674	674
Fund flows from operations	190,229	149,768	86,245	27,891	128,209	71,703	4,999	(56,479)	602,565

Vermilion Energy Inc. ■ Page 16 ■ 2018 Audited Annual Financial Statements

Reconciliation of fund flows from operations to net earnings:

	Year Ended
($M)	Dec 31, 2018	Dec 31, 2017
Fund flows from operations	838,652	602,565
Accretion	(31,219)	(26,971)
Depletion and depreciation	(609,056)	(491,683)
Gain on business combinations	128,208	—
Unrealized gain (loss) on derivative instruments	109,326	(1,062)
Equity based compensation	(60,746)	(61,579)
Unrealized foreign exchange (loss) gain	(63,243)	71,742
Unrealized other expense	(801)	(637)
Deferred tax	(39,471)	(30,117)
Net earnings	271,650	62,258

5. Business combinations

Private Producer in Southeast Saskatchewan and Southwest Manitoba

On February 15, 2018, Vermilion acquired all of the issued and outstanding common shares of a private producer with assets in southeast Saskatchewan and southwest Manitoba. The acquisition comprised of light oil producing fields near Vermilion’s existing operations in southeast Saskatchewan. The acquisition complements Vermilion’s existing southeast Saskatchewan operations and aligns with the Company's sustainable growth-and-income model. The acquisition was funded through Vermilion’s revolving credit facility.

The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are detailed in the table below.

($M)	Consideration
Cash paid to vendor	53,288
Total consideration	53,288

($M)	Allocation of consideration
Capital assets	67,549
Deferred tax assets	26,914
Acquired working capital	1,577
Long-term debt	(38,300)
Asset retirement obligations	(4,452)
Net assets acquired	53,288

For the year ended December 31, 2018, the acquisition contributed revenues of $18.7 million and net earnings of $6.7 million. Had the acquisition occurred on January 1, 2018, revenues would have increased by $2.9 million and net earnings would have increased by $1.0 million for the year ended December 31, 2018.

Spartan Energy Corp.

On May 28, 2018, Vermilion acquired all of the issued and outstanding common shares of Spartan Energy Corp., a publicly traded oil and gas producer with light oil producing properties in southeast Saskatchewan as well as other areas in Saskatchewan, Alberta, and Manitoba. The acquisition increases Vermilion’s position in southeast Saskatchewan and aligns with the Company's sustainable growth-and-income model.

Consideration consisted of the issuance of 27.9 million Vermilion common shares valued at approximately $1.2 billion (based on the closing price per Vermilion common share of $44.30 on the Toronto Stock Exchange on May 28, 2018). Acquisition-related costs of $1.3 million were incurred in the year ended December 31, 2018.

The total consideration paid and the fair value of the assets acquired and liabilities assumed as at the date of the acquisition are detailed in the table below.

Vermilion Energy Inc. ■ Page 17 ■ 2018 Audited Annual Financial Statements

($M)	Consideration
Shares issued for acquisition	1,235,221
Total consideration	1,235,221

($M)	Allocation of consideration
Capital assets	1,401,686
Deferred tax assets	123,813
Long-term debt	(150,196)
Asset retirement obligations	(92,149)
Lease obligations	(25,455)
Assumed working capital deficit	(22,478)
Net assets acquired	1,235,221

For the year ended December 31, 2018, the acquisition contributed revenues of $242.1 million and net earnings of $45.1 million. Had the acquisition occurred on January 1, 2018, revenues would have increased by $182.4 million and net earnings would have increased by $35.0 million for the year ended December 31, 2018.

Assets in Wyoming

In August 2018, Vermilion acquired oil and gas producing assets and mineral leasehold land from a private oil company for total cash consideration of approximately $189 million. The assets are located in Campbell County, Wyoming in the Powder River Basin, approximately 65 kilometres northwest of Vermilion’s existing operations. The acquired assets complement Vermilion's existing Powder River operations and align with the Company's sustainable growth-and-income model. The acquisition was funded through Vermilion’s revolving credit facility.

The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are detailed in the table below.

($M)	Consideration
Cash paid to vendor	189,014
Total consideration	189,014

($M)	Allocation of consideration
Capital assets	284,333
Deferred tax liability	(19,019)
Asset retirement obligations	(4,821)
Assumed working capital deficit	(2,651)
Net assets acquired	257,842
Gain on business combination	(68,828)
Total net assets acquired, net of gain on business combination	189,014

The gain on the business combination primarily resulted from the recognition of additional reserve value when the acquisition closed compared to the estimated value when Vermilion entered into the purchase and sale agreement and the acquisition price was determined.

For the year ended December 31, 2018, the acquisition contributed revenues of $11.6 million and net earnings of $0.3 million. Had the acquisition occurred on January 1, 2018, revenues would have increased by $11.1 million and net earnings would have decreased by $0.1 million for the year ended December 31, 2018.

Vermilion Energy Inc. ■ Page 18 ■ 2018 Audited Annual Financial Statements

Shell E&P Ireland Limited

In December 2018, Vermilion acquired all of the issued and outstanding common shares of Shell E&P Ireland Limited, along with an incremental 1.5% working interest in the Corrib Natural Gas Project ("Corrib") in Ireland from Nephin Energy Holdings Limited, a wholly owned subsidiary of Canada Pension Plan Investment Board. The acquisition increases Vermilion's total ownership in Corrib to 20% and aligns with the Company's sustainable growth-and-income model. In addition to this transaction, Vermilion has assumed operatorship of Corrib.

The total consideration paid and the fair value of the assets acquired and liabilities assumed as at the date of the acquisition are detailed in the table below.

($M)	Consideration
Cash paid to vendor	40,805
Cash acquired	(82,116)
Contingent consideration	290
Total consideration	(41,021)

($M)	Allocation of consideration
Capital assets	53,368
Deferred tax assets	4,239
Assumed working capital deficit	(35,449)
Lease obligations	(2,234)
Asset retirement obligations	(1,565)
Net assets acquired	18,359
Gain on business combination	(59,380)
Total net assets acquired, net of gain on business combination	(41,021)

The fair value of the contingent consideration obligation is estimated to be approximately $0.3 million based on estimated future commodity prices and estimated reserves. Maximum contingent payments are €5.8 million (approximately $9.1 million) through 2025.

The gain on the business combination primarily resulted from increases in working capital and the fair value of capital assets from when the purchase and sale agreement was entered into in July 2017 and when the acquisition closed in December 2018.

For the year ended December 31, 2018, the acquisition contributed revenues of $1.3 million and net earnings of $0.4 million. Had the acquisition occurred on January 1, 2018, revenues would have increased by $15.2 million and net earnings would have increased by $4.3 million for the year ended December 31, 2018.

Minor acquisitions

Vermilion completed a number of minor acquisitions during the year ended December 31, 2018 for total cash consideration of $56.0 million, in which $147.4 million of capital assets, $28.6 million of exploration and evaluation assets, and $104.0 million of asset retirement obligations were recognized.

Vermilion Energy Inc. ■ Page 19 ■ 2018 Audited Annual Financial Statements

6. Capital assets

The following table reconciles the change in Vermilion's capital assets:

($M)	2018	2017
Balance at January 1	3,337,965	3,433,245
Acquisitions	1,975,327	25,390
Additions	503,842	290,593
Increase in right-of-use assets	98,343	—
Transfers from exploration and evaluation assets	29,615	8,187
Depletion and depreciation	(605,994)	(479,698)
Changes in asset retirement obligations	(100,876)	(48,187)
Foreign exchange	78,651	108,435
Balance at December 31	5,316,873	3,337,965

Cost	9,202,604	6,539,052
Accumulated depletion and depreciation	(3,885,731)	(3,201,087)
Carrying amount at December 31	5,316,873	3,337,965

The following table discloses the carrying balance and depreciation charge relating to right-of-use assets by class of underlying asset as at and for the year ended December 31, 2018:

($M)	Depreciation	Balance
Office space	9,119	62,279
Gas processing facilities	5,491	41,788
Oil storage facilities	2,728	20,758
Vehicles and equipment	2,020	9,121
Total	19,358	133,946

2018 and 2017 impairment assessment

As at December 31, 2018 and 2017, Vermilion did not identify any indicators of impairment.

7. Exploration and evaluation assets

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	2018	2017
Balance at January 1	292,278	274,830
Acquisitions	28,572	2,247
Additions	14,372	29,856
Changes in asset retirement obligations	629	(30)
Transfers to capital assets	(29,615)	(8,187)
Depreciation	(5,942)	(11,727)
Foreign exchange	3,001	5,289
Balance at December 31	303,295	292,278

Cost	371,015	354,615
Accumulated depreciation	(67,720)	(62,337)
Carrying amount at December 31	303,295	292,278

Vermilion Energy Inc. ■ Page 20 ■ 2018 Audited Annual Financial Statements

8. Asset retirement obligations

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	2018	2017
Balance at January 1	517,180	525,022
Additional obligations recognized	211,580	3,273
Changes in estimated abandonment timing and costs	(98,158)	(48,904)
Obligations settled	(15,765)	(9,334)
Accretion	31,219	26,971
Changes in discount rates	(6,646)	(2,586)
Foreign exchange	10,754	22,738
Balance at December 31	650,164	517,180

Vermilion has estimated the asset retirement obligations based on a total undiscounted future liability of $2.6 billion (2017 - $1.6 billion). These payments are expected to be made between 2020 and 2078, with the majority of spending occurring between 2029 and 2036 ($0.6 billion), 2047 to 2055 ($0.6 billion), and 2063 and 2068 ($0.9 billion). Inflation rates used in determining the cash flow estimates were between 0.5% and 2.9% (2017 - between 0.6% and 2.2%). Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 4.0% (2017 - 3.8%) added to risk-free rates based on long-term, risk-free government bonds.

Vermilion Energy Inc. ■ Page 21 ■ 2018 Audited Annual Financial Statements

The risk-free rates used as inputs to discount the obligations were as follows:

	Dec 31, 2018	Dec 31, 2017
Canada	2.2%	2.3%
France	1.6%	1.8%
Netherlands	0.4%	0.5%
Germany	0.9%	1.0%
Ireland	1.6%	0.4%
Australia	2.6%	2.9%
USA	2.7%	2.4%

A 0.5% increase/decrease in the discount rate applied to asset retirement obligations would decrease/increase asset retirement obligations by approximately $55.0 million. A one-year increase/decrease in the expected timing of abandonment spend would decrease/increase asset retirement obligations by approximately $25.0 million.

9. Derivative instruments

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year Ended
($M)	Dec 31, 2018	Dec 31, 2017
Fair value of contracts, beginning of year	(70,713)	(69,651)
Reversal of opening contracts settled during the year	57,719	43,324
Assumed in acquisitions	(274)	—
Realized (loss) gain on contracts settled during the year	(111,258)	4,721
Unrealized gain (loss) during the year on contracts outstanding at the end of the year	51,607	(44,386)
Net receipt from counterparties on contract settlements during the year	111,258	(4,721)
Fair value of contracts, end of year	38,339	(70,713)
Comprised of:
Current derivative asset	95,667	17,988
Current derivative liability	(41,016)	(78,905)
Non-current derivative asset	1,215	2,552
Non-current derivative liability	(17,527)	(12,348)
Fair value of contracts, end of year	38,339	(70,713)

The loss (gain) on derivative instruments for 2018 and 2017 were comprised of the following:

	Year Ended
($M)	Dec 31, 2018	Dec 31, 2017
Realized loss (gain) on contracts settled during the year	111,258	(4,721)
Reversal of opening contracts settled during the year	(57,719)	(43,324)
Unrealized (gain) loss on contracts outstanding at the end of the year	(51,607)	44,386
Loss (gain) on derivative instruments	1,932	(3,659)

Please refer to Note 19 (Supplemental information) for a listing of Vermilion's outstanding derivative instruments as at December 31, 2018.

Vermilion Energy Inc. ■ Page 22 ■ 2018 Audited Annual Financial Statements

10. Leases

Vermilion had the following future commitments associated with its lease obligations:

	As at
($M)	Dec 31, 2018	Dec 31, 2017
Less than 1 year	30,641	6,680
1 - 3 years	50,024	10,207
4 - 5 years	34,313	4,665
After 5 years	42,739	3,351
Total lease payments	157,717	24,903
Amounts representing interest	(24,583)	(3,526)
Present value of net lease payments	133,134	21,377
Current portion of lease obligations	(24,945)	(5,570)
Non-current portion of lease obligations	108,189	15,807

The significant increase in total lease payments as at December 31, 2018 compared to December 31, 2017 primarily relates to the adoption of IFRS 16 effective January 1, 2018 and lease obligations assumed on acquisitions. Please refer to Note 3 (Changes to accounting pronouncements), Note 5 (Business combinations), and Note 6 (Capital assets) for additional information.

For the year ended December 31, 2018, interest expense of $7.2 million and total cash outflow of $28.0 million were recognized relating to lease obligations.

11. Taxes

The following table reconciles Vermilion’s deferred tax asset and liability:

	As at
($M)	Dec 31, 2018	Dec 31, 2017
Deferred tax assets:
Non-capital losses	487,398	342,202
Capital assets	(296,591)	(294,178)
Asset retirement obligations	38,429	28,056
Derivative contracts	(11,937)	10,164
Unrealized foreign exchange	(1,873)	(7,927)
Other	3,985	2,007
Deferred tax assets	219,411	80,324
Deferred tax liabilities:
Capital assets	(319,553)	(259,236)
Non-capital losses	57,785	34,703
Asset retirement obligations	(51,031)	(27,868)
Unrealized foreign exchange	(10,715)	(13,355)
Derivative contracts	—	11,386
Other	5,380	1,262
Deferred tax liabilities	(318,134)	(253,108)

Vermilion Energy Inc. ■ Page 23 ■ 2018 Audited Annual Financial Statements

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate as follows:

	Year Ended
($M)	Dec 31, 2018	Dec 31, 2017
Earnings before income taxes	354,698	124,482
Canadian corporate tax rate	27.0%	27.0%
Expected tax expense	95,768	33,610
Increase (decrease) in taxes resulting from:
Petroleum resource rent tax rate (PRRT) differential (1)	5,349	3,531
Foreign tax rate differentials (1), (2)	3,086	7,146
Equity based compensation expense	13,883	10,343
Amended returns and changes to estimated tax pools and tax positions	(873)	(17,246)
Statutory rate changes and the estimated reversal rates associated with temporary differences (3)	—	(16,449)
(Re-recognition) de-recognition of deferred tax assets	(26,931)	44,608
Adjustment for uncertain tax positions	8,080	2,191
Gain on business combinations	(28,812)	—
Other non-deductible items	13,498	(5,510)
Provision for income taxes	83,048	62,224

(1)	In Australia, current taxes include both corporate income tax rates and PRRT. Corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.
(2)	The applicable tax rates for 2018 were: 34.4% in France, 50.0% in the Netherlands, 30.2% in Germany, 25.0% in Ireland, and 21.0% in the United States.
(3)	On December 22, 2017, the Tax Cuts and Jobs Act was signed into law in the United States reducing the U.S. federal corporate income tax rate from 35% to 21%. On December 21, 2017, the French Parliament approved the Finance Bill for 2018. The Finance Bill for 2018 provides for a progressive decrease of the French standard corporate income tax rate from 34.43% to 25.825% by 2022. On December 18, 2018, the Dutch government approved the 2019 Tax Plan. The Bill provides for reduced corporate tax rates from 25.0% to 20.5% by 2021, with the first reduction planned for 2020 to 22.55%. Due to the tax regime applicable to natural gas producers in the Netherlands, the reduction to the corporate tax rate is not expected to have a material impact to Vermilion taxes in the Netherlands.

At December 31, 2018, Vermilion had $2.6 billion (2017 - $2.0 billion) of unused tax losses of which $1.1 billion (2017 - $0.5 billion) relates to Vermilion's Canada segment and expire between 2025 and 2038 and $1.3 billion (2017 - $1.3 billion) relates to Vermilion's Ireland segment and do not expire. The year-over-year increase in unused tax losses in Vermilion's Canada segment was the result of tax losses acquired in the business combinations described in Note 5.

At December 31, 2018, Vermilion re-recognized $90.6 million (2017 - de-recognized $145.6 million) of deductible temporary differences relating to the aforementioned non-expiring tax loss pools in Ireland based on the Company’s expected ability to fully utilize such losses based on commodity price forecasts in effect as at December 31, 2018.

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2018 is approximately $0.5 billion (2017 – approximately $0.4 billion).

12. Long-term debt

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
($M)	Dec 31, 2018	Dec 31, 2017
Revolving credit facility	1,392,206	899,595
Senior unsecured notes	404,001	370,735
Long-term debt	1,796,207	1,270,330

Vermilion Energy Inc. ■ Page 24 ■ 2018 Audited Annual Financial Statements

The following table reconciles the change in Vermilion’s long-term debt:

($M)	2018	2017
Balance at January 1	1,270,330	1,362,192
Borrowings (repayments) on the revolving credit facility	251,155	(450,646)
Issuance of senior unsecured notes	—	391,906
Assumed on acquisitions (1)	188,496	—
Amortization of transaction costs and prepaid interest	2,286	2,012
Foreign exchange	83,940	(35,134)
Balance at December 31	1,796,207	1,270,330

(1) Pursuant to the acquisitions described in Note 5 (Business Combinations), Vermilion assumed the credit facilities of the acquired companies and immediately extinguished them following the respective acquisitions using proceeds from Vermilion's revolving credit facility.

Revolving credit facility

At December 31, 2018, Vermilion had in place a bank revolving credit facility maturing May 31, 2022 with the following terms:

	As at
($M)	Dec 31, 2018	Dec 31, 2017
Total facility amount	1,800,000	1,400,000
Amount drawn	(1,392,206)	(899,595)
Letters of credit outstanding	(15,400)	(7,400)
Unutilized capacity	392,394	493,005

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

The facility bears interest at a rate applicable to demand loans plus applicable margins.

As at December 31, 2018, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Dec 31, 2018	Dec 31, 2017
Consolidated total debt to consolidated EBITDA	4.0	1.72	1.87
Consolidated total senior debt to consolidated EBITDA	3.5	1.34	1.30
Consolidated total senior debt to total capitalization	55%	30%	32%

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt” and “Lease obligations” (including the current portion included within "Accounts payable and accrued liabilities" but excluding operating leases as defined under IAS 17) on the balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items, adjusted for the impact of the acquisition of a material subsidiary.
•	Total capitalization: Includes all amounts classified as “Shareholders’ equity” plus consolidated total debt as defined above.

As at December 31, 2018 and 2017, Vermilion was in compliance with the above covenants.

Senior unsecured notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion Energy Inc. ■ Page 25 ■ 2018 Audited Annual Financial Statements

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount plus any accrued and unpaid interest to the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus an applicable premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest.

Year	Redemption price
2020	104.219%
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

13. Shareholders' capital

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2018		2017
Shareholders’ Capital	Shares ('000s)	Amount ($M)	Shares ('000s)	Amount ($M)
Balance at January 1	122,119	2,650,706	118,263	2,452,722
Shares issued for acquisition	27,883	1,234,676	—	—
Shares issued for the Dividend Reinvestment Plan	1,179	49,051	2,429	110,493
Vesting of equity based awards	1,025	54,057	1,060	69,743
Shares issued for equity based compensation	314	12,565	197	9,270
Share-settled dividends on vested equity based awards	184	7,773	170	8,478
Balance at December 31	152,704	4,008,828	122,119	2,650,706

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends are approved by the Board of Directors and are paid monthly. Dividends declared to shareholders for the year ended December 31, 2018 were $388.1 million or $2.72 per common share (2017 - $311.4 million or $2.58 per common share).

Subsequent to the end of year-end and prior to the consolidated financial statements being authorized for issue on February 27, 2019, Vermilion declared dividends of $70.3 million or $0.230 per share for each of January and February of 2019.

14. Capital disclosures

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital. Vermilion excludes from its definition of capital any obligations secured by an offsetting asset, such as lease obligations.

Vermilion monitors the ratio of net debt to fund flows from operations. As at December 31, 2018, our ratio of net debt to trailing fund flows from operations is 2.30 (2017 - 2.28). Vermilion manages the ratio of net debt to fund flows from operations (refer to Note 4 - Segmented Information) by aligning capital expenditures, dividends, and asset retirement obligations with expected fund flows from operations. Vermilion intends for the ratio of net debt to fund flows from operations to trend towards 1.5 over time.

Vermilion Energy Inc. ■ Page 26 ■ 2018 Audited Annual Financial Statements

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
($M except as indicated)	Dec 31, 2018	Dec 31, 2017
Long-term debt	1,796,207	1,270,330
Current liabilities	563,199	363,306
Current assets	(429,877)	(261,846)
Net debt	1,929,529	1,371,790

Ratio of net debt to fund flows from operations	2.30	2.28

15. Equity based compensation

The following table summarizes the number of awards outstanding under the VIP and the Five-Year Compensation Arrangement:

Number of Awards ('000s)	2018	2017
Opening balance	1,685	1,738
Granted	932	563
Vested	(520)	(539)
Forfeited	(166)	(77)
Closing balance	1,931	1,685

For the year ended December 31, 2018, the awards granted had a weighted average fair value of $40.57 (2017 - $49.44). Equity based compensation expense is calculated based on the number of awards outstanding multiplied by the estimated performance factor that will be realized upon vesting (2018 - 1.9; 2017 - 1.9) adjusted by an estimated annual forfeiture rate (2018 - 4.6%; 2017 - 4.4%). Equity based compensation expense of $48.2 million was recorded during the year ended December 31, 2018 (2017 - $52.3 million) relating to the awards.

As at December 31, 2018, 36,845 awards included in the closing balance related to the Five-Year Compensation Arrangement.

16. Per share amounts

Basic and diluted net earnings per share have been determined based on the following:

	Year Ended
($M except per share amounts)	Dec 31, 2018	Dec 31, 2017
Net earnings	271,650	62,258

Basic weighted average shares outstanding ('000s)	140,619	120,582
Dilutive impact of equity based compensation ('000s)	1,716	1,826
Diluted weighted average shares outstanding ('000s)	142,335	122,408

Basic earnings per share	1.93	0.52
Diluted earnings per share	1.91	0.51

Vermilion Energy Inc. ■ Page 27 ■ 2018 Audited Annual Financial Statements

17. Financial instruments

Classification of financial instruments

The following table summarizes information relating to Vermilion’s financial instruments:

	As at Dec 31, 2018		As at Dec 31, 2017
($M)	Carrying value	Fair value	Carrying value	Fair value
Fair value through profit or loss
Cash and cash equivalents	26,809	26,809	46,561	46,561
Derivative assets	96,882	96,882	20,540	20,540
Derivative liabilities	(58,543)	(58,543)	(91,253)	(91,253)
Amortized cost
Accounts receivable	260,322	260,322	165,760	165,760
Accounts payable and accrued liabilities	(449,651)	(449,651)	(219,084)	(219,084)
Dividends payable	(35,122)	(35,122)	(26,256)	(26,256)
Long-term debt	(1,796,207)	(1,781,809)	(1,270,330)	(1,274,891)

On January 1, 2018, Vermilion adopted IFRS 9 "Financial instruments". As a result, Vermilion's financial instruments were re-categorized following IFRS 9's new measurement categories. There were no changes in the carry amounts of financial instruments as a result of this re-categorization. Under IAS 39 "Financial instruments: recognition and measurement", Vermilion's financial instruments were classified as follows:

•	Cash and cash equivalents and derivative assets were classified as held for trading. Held for trading financial instruments were subsequently measured at fair value on the consolidated balance sheet with gains and losses recognized in net earnings.
•	Accounts receivable were classified as loans and receivables while accounts payable and accrued liabilities, dividends payable, lease obligations, and long-term debt were classified as other financial liabilities. Loans and receivables and other financial liabilities were subsequently measured at amortized cost on the consolidated balance sheet.

Fair value measurements are categorized into a fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

•	Level 1 inputs are determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities. Inputs used in fair value measurement of cash and cash equivalents and the senior unsecured notes are categorized as Level 1.
•	Level 2 inputs are determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly. The fair value of Vermilion’s derivative assets and liabilities are determined using pricing models that incorporate future price forecasts (supported by prices from observable market transactions) and credit risk adjustments.
•	Level 3 inputs are not based on observable market data. Vermilion does not have any financial instruments classified as Level 3.

There were no transfers between levels in the hierarchy in the years ended December 31, 2018 and 2017.

The carrying value of accounts receivable, accounts payable and accrued liabilities, and dividends payable are a reasonable approximation of their fair value due to the short maturity of these financial instruments. The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Nature and Extent of Risks Associated with Financial Instruments

Vermilion is exposed to financial risks from its financial instruments. These financial risks include: market risk (includes commodity price risk, interest rate risk, and currency risk), credit risk, and liquidity risk.

Commodity price risk

Vermilion is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to future petroleum and natural gas production, Vermilion does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses recognized on derivative instruments.

Currency risk

Vermilion is exposed to currency risk on its financial instruments denominated in foreign currencies. These financial instruments include cash and cash equivalents, accounts receivables, accounts payables, lease obligations, long-term debt, derivative assets and derivative liabilities. These financial instruments are primarily denominated in the US dollar and the Euro. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Vermilion Energy Inc. ■ Page 28 ■ 2018 Audited Annual Financial Statements

Interest rate risk

Vermilion is exposed to interest rate risk on its revolving credit facility, which consists of short-term borrowing instruments that bear interest at market rates. Thus, changes in interest rates could result in an increase or decrease in the amount paid by Vermilion to service this debt.

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	Dec 31, 2018	Dec 31, 2017
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	(2,205)	(4,607)
$0.01 decrease in strength of the Canadian dollar against the Euro	2,205	4,607

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	2,981	2,239
$0.01 decrease in strength of the Canadian dollar against the US $	(2,981)	(2,239)

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(18,421)	(21,616)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	17,351	19,845

Commodity price risk - European natural gas
€ 0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(36,508)	(32,642)
€ 0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	33,005	25,321

Credit risk:

Vermilion is exposed to credit risk on accounts receivable and derivative assets in the event that customers, joint operation partners, or counterparties fail to discharge their contractual obligations. As at December 31, 2018, Vermilion’s maximum exposure to receivable credit risk was $357.2 million (December 31, 2017 - $186.3 million) which is the value of accounts receivable and derivative assets on the balance sheet.

Vermilion’s accounts receivable primarily relates to customers and joint operations partners in the petroleum and natural gas industry. These amounts are subject to normal industry payment terms and credit risks. Vermilion manages these risks by monitoring the creditworthiness of customers and joint operations partners and, where appropriate, obtaining assurances such as parental guarantees and letters of credit. Vermilion determines the lifetime expected credit losses recognized on accounts receivable using a provision matrix. In preparing the provision matrix, the Company takes into account historical credit loss experience based on the aging of accounts receivable, adjusted as necessary for current and future petroleum and natural gas prices to the extent that changes in pricing may negatively impact the Company's customers and joint operations partners. The lifetime expected credit losses on accounts receivable as at December 31, 2018 and 2017 is not material. As at the balance sheet date, approximately 0.7% (2017 - 0.7%) of the accounts receivable balance was outstanding for more than 90 days. Vermilion considers the balance of accounts receivable to be collectible.

Vermilion’s derivative assets primarily relates to the fair value of financial instruments used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. Vermilion manages this risk by monitoring the creditworthiness of counterparties, transacting primarily with counterparties that have investment grade third party credit ratings, and by limiting the concentration of financial exposure to individual counterparties. As a result, Vermilion has not obtained collateral or other security to support its financial derivatives.

Vermilion’s cash deposited in financial institutions and guaranteed investment certificates are also subject to counterparty credit risk. Vermilion mitigates this risk by transacting with financial institutions with high third party credit ratings.

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

Vermilion Energy Inc. ■ Page 29 ■ 2018 Audited Annual Financial Statements

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities:

		1 month to	3 months to	1 year to
($M)	1 month	3 months	1 year	5 years
December 31, 2018	167,491	306,927	10,355	1,472,087
December 31, 2017	99,092	138,273	7,974	912,306

18. Related party disclosures

The compensation of directors and management is reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2018 and 2017:

	Year Ended
($M)	Dec 31, 2018	Dec 31, 2017
Short-term benefits	6,018	5,183
Share-based payments	16,309	20,135
	22,327	25,318
Number of individuals included in the above amounts	18	20

During the year ended December 31, 2018, Vermilion recorded $0.2 million of office rent recoveries (2017 - $0.2 million) relating to an office sub-lease to a company whose Managing Director is also a member of Vermilion's Board of Directors. This related party transaction is provided in the normal course of business under the same commercial terms and conditions as transactions with unrelated companies and is recorded at the exchange amount.

19. Supplemental information

Changes in non-cash working capital was comprised of the following:

	Year Ended
($M)	Dec 31, 2018	Dec 31, 2017
Changes in:
Accounts receivable	(94,562)	(34,041)
Crude oil inventory	(10,646)	(2,577)
Prepaid expenses	(4,896)	(1,884)
Accounts payable and accrued liabilities	230,567	37,527
Income taxes payable	(1,651)	2,842
Working capital assumed from acquisitions	(58,841)	—
Initial recognition of IFRS 16 liability	(10,483)	—
Foreign exchange	(873)	(795)
Changes in non-cash working capital	48,615	1,072

Changes in non-cash operating working capital	(6,876)	665
Changes in non-cash investing working capital	55,491	407
Changes in non-cash working capital	48,615	1,072

Cash and cash equivalents was comprised of the following:

	As at
($M)	Dec 31, 2018	Dec 31, 2017
Cash on deposit with financial institutions	26,604	46,229
Guaranteed investment certificates	205	332
Cash and cash equivalents	26,809	46,561

Vermilion Energy Inc. ■ Page 30 ■ 2018 Audited Annual Financial Statements

Wages and benefits included in operating expenses and general and administration expenses were:

	Year Ended
($M)	2018	2017
Operating expense	66,095	48,823
General and administration expense	42,496	36,708
Wages and benefits	108,591	85,531

The following tables summarize Vermilion's outstanding risk management positions as at December 31, 2018:

				Bought Put Volume	Weighted Average Bought Put	Sold Call Volume	Weighted Average Sold Call	Sold Put Volume	Weighted Average Sold Put	Swap Volume	Weighted Average Swap
Crude Oil	Period	Exercise date (1)	Currency	(bbl/d)	Price / bbl	(bbl/d)	Price / bbl	(bbl/d)	Price / bbl	(bbl/d)	Price / bbl
Dated Brent
3-Way Collar	Sep 2018 - Jun 2019		CAD	2,500	91.20	2,500	98.63	2,500	76.00	—	—
Swap	Jan 2019 - Dec 2019		CAD	—	—	—	—	—	—	1,350	91.76
3-Way Collar	Aug 2018 - Jun 2019		USD	500	66.92	500	80.00	500	55.00	—	—
3-Way Collar	Jan 2019 - Dec 2019		USD	500	70.00	500	80.00	500	60.00	—	—
Swap	Apr 2018 - Mar 2019		USD	—	—	—	—	—	—	750	61.33
Swap	Jul 2018 - Jun 2019		USD	—	—	—	—	—	—	1,500	68.52
Swap	Jan 2019 - Dec 2019		USD	—	—	—	—	—	—	2,250	73.17
WTI
Swap	Jan 2019 - Dec 2019		CAD	—	—	—	—	—	—	1,050	81.41
3-Way Collar	Jan 2019 - Dec 2019		USD	250	70.00	250	80.25	250	60.00	—	—
Swap	Apr 2018 - Mar 2019		USD	—	—	—	—	—	—	250	54.00

				Bought Put Volume	Weighted Average Bought Put	Sold Call Volume	Weighted Average Sold Call	Sold Put Volume	Weighted Average Sold Put	Swap Volume	Weighted Average Swap
North American Gas	Period	Exercise date (1)	Currency	(mcf/d)	Price / mcf	(mcf/d)	Price / mcf	(mcf/d)	Price /mcf	(mcf/d)	Price / mcf
AECO
Swap	Dec 2018 - Mar 2019		CAD	—	—	—	—	—	—	2,500	2.41
AECO Basis (AECO less NYMEX Henry Hub)
Swap	Jan 2019 - Jun 2020		USD	—	—	—	—	—	—	2,500	(0.93)
AECO Basis (AECO less Chicago NGI)
Swap	Nov 2018 - Mar 2019		USD	—	—	—	—	—	—	5,000	(1.46)
NYMEX Henry Hub
Swap	Jan 2019 - Mar 2019		USD	—	—	—	—	—	—	5,000	4.00
Chicago NGI
Swap	Dec 2018 - Mar 2019		USD	—	—	—	—	—	—	5,000	4.40
SOCAL Border
Swap (2)	Jan 2019		USD	—	—	—	—	—	—	10,000	5.50
Swap (2)	Feb 2019		USD	—	—	—	—	—	—	10,000	4.39
Swap (2)	Mar 2019		USD	—	—	—	—	—	—	10,000	3.36

(1)	The sold swaption instrument allows the counterparty, at the specified date, to enter into a derivative instrument contract with Vermilion at the above detailed terms.
(2)	These swaps hedge a physical sales agreement to sell Alberta natural gas production at SOCAL Border pricing less a fixed differential.

Vermilion Energy Inc. ■ Page 31 ■ 2018 Audited Annual Financial Statements

				Bought Put Volume	Weighted Average Bought Put	Sold Call Volume	Weighted Average Sold Call	Sold Put Volume	Weighted Average Sold Put	Swap Volume	Weighted Average Swap
European Gas	Period	Exercise date (1)	Currency	(mcf/d)	Price / mcf	(mcf/d)	Price / mcf	(mcf/d)	Price /mcf	(mcf/d)	Price / mcf
NBP
3-Way Collar	Jan 2019 - Dec 2019		EUR	17,197	4.97	17,197	5.65	17,197	3.79	—	—
3-Way Collar	Jan 2019 - Dec 2020		EUR	7,370	4.96	7,370	5.76	7,370	3.74	—	—
3-Way Collar	Jan 2020 - Dec 2020		EUR	19,654	5.10	19,654	5.92	19,654	4.01	—	—
Collar	Oct 2018 - Mar 2019		EUR	3,685	6.40	2,457	7.62	—	—	—	—
Call	Oct 2018 - Mar 2019		EUR	—	—	12,327	6.28	—	—	—	—
Swap	Oct 2018 - Mar 2019		EUR	—	—	—	—	—	—	4,913	7.92
Swaption	Jul 2019 - Jun 2021	June 28, 2019	EUR	—	—	—	—	—	—	9,827	5.64
Swaption	Oct 2019 - Mar 2020	June 28, 2019	EUR	—	—	—	—	—	—	7,370	5.86
Swaption	Oct 2020 - Mar 2021	June 28, 2019	EUR	—	—	—	—	—	—	7,370	5.86
Swaption	Oct 2021 - Mar 2022	June 28, 2019	EUR	—	—	—	—	—	—	7,370	5.86
NBP Basis (NBP less NYMEX HH)
Collar	Jan 2019 - Sep 2020		USD	7,500	2.07	7,500	4.00	—	—	—	—
TTF
3-Way Collar	Oct 2017 - Dec 2019		EUR	7,370	4.59	7,370	5.42	7,370	2.93	—	—
3-Way Collar	Jan 2018 - Dec 2019		EUR	3,685	4.74	3,685	5.52	3,685	3.13	—	—
3-Way Collar	Jan 2019 - Dec 2019		EUR	12,284	5.05	12,284	5.72	12,284	3.69	—	—
3-Way Collar	Jan 2020 - Dec 2020		EUR	7,370	5.37	7,370	6.25	7,370	3.81	—	—
Swap	Oct 2017 - Dec 2019		EUR	—	—	—	—	—	—	7,370	4.87
Swap	Jan 2018 - Dec 2019		EUR	—	—	—	—	—	—	1,228	5.00
Swap	Jul 2018 - Dec 2019		EUR	—	—	—	—	—	—	4,913	4.98
Swap	Jan 2019 - Dec 2019		EUR	—	—	—	—	—	—	2,457	4.92

Cross Currency Interest Rate		Receive Notional Amount (USD)	Rate (LIBOR +)	Pay Notional Amount (CAD)	Rate (CDOR +)
Swap	Jan 2019	1,018,563,000	1.70%	1,354,900,000	1.02%

(1)	The sold swaption instrument allows the counterparty, at the specified date, to enter into a swap with Vermilion at the above detailed terms.

Vermilion Energy Inc. ■ Page 32 ■ 2018 Audited Annual Financial Statements

DIRECTORS

Lorenzo Donadeo [1]

Calgary, Alberta

Larry J. Macdonald [2,4,6,8]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

Carin Knickel [6,8,12]

Golden, Colorado

Stephen P. Larke [4,6,12]

Calgary, Alberta

Loren M. Leiker [10]

McKinney, Texas

Timothy R. Marchant [7,10,11]

Calgary, Alberta

Anthony Marino

Calgary, Alberta

Robert Michaleski [4,5]

Calgary, Alberta

William Roby [8,9,12]

Katy, Texas

Catherine L. Williams [3,6]

Calgary, Alberta

[1]   Chairman of the Board

[2]   Lead Director

[3]   Audit Committee Chair (Independent)

[4]   Audit Committee Member

[5]   Governance and Human Resources Committee Chair __(Independent)

[6]   Governance and Human Resources Committee Member

[7]   Health, Safety and Environment Committee Chair __(Independent)

[8]   Health, Safety and Environment Committee Member

[9]   Independent Reserves Committee Chair (Independent)

[10]  Independent Reserves Committee Member

[11]  Sustainability Committee Chair (Independent)

[12]  Sustainability Committee Member

OFFICERS AND KEY PERSONNEL

CANADA

Anthony Marino
President & Chief Executive Officer

Lars Glemser

Vice President & Chief Financial Officer

Mona Jasinski

Executive Vice President, People and Culture

Michael Kaluza

Executive Vice President & Chief Operating Officer

Dion Hatcher

Vice President Canada Business Unit

Terry Hergott

Vice President Marketing

Jenson Tan

Vice President Business Development

Daniel Goulet

Director Corporate HSE

Jeremy Kalanuk

Director Operations Accounting

Bryce Kremnica

Director Field Operations - Canada Business Unit

Kyle Preston

Director Investor Relations

Robert (Bob) J. Engbloom

Corporate Secretary

UNITED STATES

Scott Seatter

Managing Director - U.S. Business Unit

Timothy R. Morris

Director U.S. Business Development - U.S.

Business Unit

EUROPE

Gerard Schut

Vice President European Operations

Sylvain Nothhelfer

Managing Director - France Business Unit

Sven Tummers

Managing Director - Netherlands Business Unit

Bill Liutkus

Managing Director - Germany Business Unit

Darcy Kerwin

Managing Director - Ireland Business Unit

Bryan Sralla

Managing Director - Central & Eastern Europe Business Unit

AUSTRALIA

Bruce D. Lake

Managing Director - Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

Export Development Canada

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Wells Fargo Bank N.A., Canadian Branch

HSBC Bank Canada

Bank of America N.A., Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Alberta Treasury Branches

Canadian Western Bank

Goldman Sachs Lending Partners LLC

Barclays Bank PLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Director Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

Vermilion Energy Inc. ■ Page 33 ■ 2018 Audited Annual Financial Statements